The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 1055)

CHANGE OF COMPANY SECRETARY, AUTHORIZED REPRESENTATIVE
AND AGENT FOR THE SERVICE OF PROCESS IN HONG KONG

This announcement is made pursuant to the relevant provisions of the Shanghai Stock Exchange and the requirements of Rule 13.51(5) of the Rules (the “Listing Rules”) Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”).

China Southern Airlines Company Limited (the “Company”) and all of its directors (“Directors”) hereby confirm the truthfulness, accuracy and completeness of the contents of this announcement and jointly and severally accept full responsibility for any false representation, misleading statement or material omission contained herein.

Pursuant to Articles 177 and 208 of the Articles of Association (the “AOA”) of the Company, the board of Directors (the “Board”) of the Company considered and approved by way of written resolutions regarding the change of the company secretary, authorized representative and agent for the service of process in Hong Kong. All 12 Directors entitled to participate had participated in the discussion and approval of the above resolutions. The format and procedure for passing the resolutions was in compliance with the PRC Company Law and the AOA.

CHANGE OF COMPANY SECRETARY, AUTHORIZED REPRESENTATIVE AND AGENT FOR THE SERVICE OF PROCESS IN HONG KONG

The Board announces that Mr. Su Liang (“Mr. Su”) ceased to be the company secretary, authorized representative and the agent for the service of process in Hong Kong of the Company on 26 November 2007 due to job arrangement within the Company. Mr. Xu Jie Bo also ceased to be the agent for the service of process in Hong Kong of the Company on 26 November 2007. Mr. Su confirms that he has no disagreement with the Board and there are no circumstances which need to be brought to the attention of the Stock Exchange and the shareholders of the Company. The Company would like to express its gratitude for Mr. Su’s contributions to the Company during his term of office.

The Board is also pleased to announce that Dr. Liu Wei (“Dr. Liu”) and Mr. Xie Bing (“Mr. Xie”) have been appointed as the Joint Company Secretaries of the Company with effect from 26 November 2007. Dr. Liu has also been appointed as the authorized representative of the Company and the agent for the service of process in Hong Kong with effect from 26 November 2007.

The profiles of Dr. Liu and Mr. Xie are as follows:

Dr. Liu, aged 50, graduated from the Northwest University of China, the Chinese University of Political Science and Law, the University of Cambridge and the University of Hong Kong, with a bachelor in Chinese literature, a master degree in law, a PhD in Law respectively. He also completed his Common Professional Examination (CPE) with the Manchester University in England, as well as a Postgraduate Certificate in Laws (PCLL) with the University of Hong Kong. Dr. Liu is qualified to practice as a solicitor in the People’s Republic of China, Hong Kong and in England. He has extensive exposure in corporate finance and is a partner of Dibb Lupton Alsop.

Mr. Xie, aged 34, graduated from the National Chi Nan University and University of Birmingham with a master degree in business administration and a master degree in international finance respectively. He had worked in the Planning and Development Division and the Company Secretary Office before and he is currently the deputy manager of Company Secretary Office of the Board.

The Board would like to take this opportunity to welcome Dr. Liu and Mr. Xie on their new appointments.

By order of the Board
China Southern Airlines Company Limited
Liu Shao Yang
Chairman

Guangzhou, the People’s Republic of China
26 November 2007

As at the date of this announcement, the Directors of the Company include Liu Shao Yong, Li Wen Xin, Wang Quan Hua, Zhao Liu An, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive Directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lin Guang Yu as independent non-executive Directors.